P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ
Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

23 April 2002

02 MAY -6 AM 8:16

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

SUPPL

82-2083

02028775

Dear Sirs

FERRY SERVICES CONSOLIDATION

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
MAY 1 4 2002
THOMSON
FINANCIAL

Liz Eddington
Company Secretariat

enc

dw 5/6

EMBARGO: NOT FOR PUBLICATION BEFORE 07.00 HOURS (UK TIME) ON TUESDAY 23 APRIL 2002

FERRY SERVICES CONSOLIDATION

P&O and Stena Line announce that they have signed a memorandum of understanding that will lead to a consolidation of P&O's Short Sea ferry interests and a possible rationalisation of ferry services on the North Sea.

P&O is to acquire Stena Line's 40% shareholding in P&O Stena Line. P&O will pay Stena Line approximately £150 million by way of consideration. The acquisition will further strengthen P&O's position in a part of the UK – Continent ferry market that has been consistently profitable and which offers a strong growth opportunity. P&O intends to build on this and to maximise synergy benefits with its other ferry operations. Prior to completion of the transaction, P&O Stena Line is expected to declare a final dividend for 2001 of £9 million which will be paid to P&O and Stena Line as to 60% and 40% respectively.

Separately, P&O Stena Line is today announcing that consultations have commenced with employee representatives about the possible closure of the Dover/Zeebrugge route towards the end of this year. The consultations will also address retonnaging options, with the three ferries currently on the Dover/Zeebrugge route possibly replacing two older ferries currently on the Dover/Calais route. This would result in an overall reduction in the P&O Stena Line fleet from 10 ships to 8 ships. The Dover/Zeebrugge ferries would require conversion, leading to a further significant overall improvement in the P&O Stena Line fleet.

As part of a separate transaction, P&O North Sea Ferries has entered into consultation with employee representatives about the possible closure of the Felixstowe/Zeebrugge and Felixstowe/Rotterdam routes. Five ships currently operate on these two routes, three of which are owned by P&O North Sea Ferries and two of which are chartered. P&O is in advanced negotiations with Stena Line regarding the sale to Stena Line of the three owned ships, and the transfer of their crews, with a view to their possible operation on a new Harwich/Rotterdam

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

route. The decision to consult about the possible closure of the Felixstowe routes, and the Dover/Zeebrugge route, results from their inability to achieve an adequate return, despite the best efforts of management.

Commenting on today's announcement, P&O Chairman Lord Sterling said: "The developments we are proposing today present a major opportunity for the future of our whole ferry business. The way we will be able to manage the business together with our strong brand name, the quality of our product and the long term growth in the market will contribute significantly to the improvements that we are already seeing this year."

Further Information: Peter Smith, Director, Communications and Strategy, P&O
Tel: 020 7930 4343

Joakim Kenndal, Communications Director, Stena Line
Tel: 00 46 31 85 8180

(ends)

Notes to editors:

1. P&O Stena Line currently operates 10 ships, with 7 on Dover/Calais and 3 on Dover/Zeebrugge. In 2001, its average net operating assets were £276 million and its operating profit £42.1 million; net assets at 31 December 2001 were £132 million. P&O Stena Line was formed on 10 March 1998. P&O has a 60% economic interest and Stena Line 40%. The two shareholders have equal voting rights. The consideration to be paid by P&O to Stena Line will be in cash from existing facilities.

2. P&O North Sea Ferries currently operates 14 ships, 5 on routes from Hull, 4 from Teesport and 5 from Felixstowe. Two new state of the art cruiseferries were introduced on the Hull/Rotterdam route in 2001, replacing four older ships. In 2001 P&O North Sea Ferries' average net operating assets were £95 million. One-off retonnaging costs of £10 million and an adverse impact from the foot and mouth outbreak of £4 million contributed to an overall loss for the year.

3. Consultation is taking place with all employees who may be affected by the transactions. The acquisition by P&O of Stena Line's 40% shareholding will be subject to clearance by the European Commission. The sale of three P&O North Sea Ferries ships to Stena Line and the possible closure of the Felixstowe routes will be subject to clearance under UK and Dutch merger control law.